FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF:                                                                        JANUARY 2003

COMMISSION FILE NUMBER:                                                      (SEC File No: 0-30006)

SUNGOLD ENTERTAINMENT CORP.

(Translation of registrant's name into English)

#500 – 666 Burrard Street

Vancouver, British Columbia

Canada, V6C 3P6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   [__]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   [__]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____           No _X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_________________

FORM 45-902F

Securities Act

Report of Exempt Distribution

(Please refer to the instructions before completing the information below)

1.

State the full name, address and telephone number of the issuer of the security distributed:

SUNGOLD ENTERTAINMENT CORP.

#500 - 666 Burrard Street,

Vancouver, BC  V6C 3P6

Telephone: (604) 669-9580

2.

State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting:

Reporting in British Columbia.

3.

State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The NASD OTC Bulletin Board and the Frankfurt Stock Exchange.

4.

Describe the type of security and the aggregate number distributed.  If the securities is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

The Options to purchase an aggregate of 136,000 shares of common stock in the capital of the Company at a price of US$0.11 (CDN$0.168817) per share.

5.

Provide the following information for each type of security distributed.  Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full Name of Purchaser and Municipality and Jurisdiction of Residence	Number of Securities Purchased	Date of Distribution	Price Per Security / Total Purchase Price ($Cdn)	Exemption Relied On	Length of Any Restricted or Seasoning Period
ART COWIE 5747 MacKenzie Str. Vancouver, BC V6N 4J6	136,000 Options	January 15, 2003	N/A	Section 45(2)(10) and Section 74(2)(9)	N/A

6.

Disclose the following information in a schedule to the Form 45-902F.  The information in the schedule is not available to the public.

See Schedule ‘A’

7.

State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia.  This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

NIL

8.

Provide the following information for each person who is being compensated in connection with the distribution(s) of the security.  When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution.  Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed.  If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of Person Being Compensated	Compensation Paid (Number and Type of Security and/or Cash Amount (Canadian $)	Price Per Share (Canadian $)
Not Applicable.

The undersigned hereby certifies that the statements made in this report and any schedule to this report are true and correct.

DATED at Vancouver, British Columbia this 15th day of January 2003.

SUNGOLD ENTERTAINMENT CORP.

Name of Issuer (please print)

/s/ANNE KENNEDY

Signature of authorized signatory

Anne Kennedy   -   Director

Name and office of authorized signatory

(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME  AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee.  In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended.  For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report.  Cheques should be made payable to the “British Columbia Securities Commission”.

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and Use of Personal Information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act.  All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act.  If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC  V7Y 1L2.  Telephone 604-899-6854.  Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE ‘A’

Full Name and Residential Address of Purchaser	Telephone Number and E-Mail Address of Purchaser	Type of Security and Number Purchased	Exemption Relied On
ART COWIE 5747 MacKenzie Street, Vancouver, BC V6N 4J6	(604) 669 9580 acowie@sungoldent.com	136,000 Options	Section 45(2)(10) and Section 74(2)(9)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD ENTERTAINMENT CORP.

Date:  June 23, 2003

By*:

/s/ ANNE KENNEDY

Anne Kennedy

Director, Corporate Secretary

*Print name and title under the signature of the signing officer